# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lucid Diagnostics Inc., CIK 0001799011
CUSIP: 54948X109
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 360 MADISON AVENUE, 360 MADISON AVENUE, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 02/03/2026
Amends the filing with accession number 0001493152-21-026551
Filed by CIK 0001624326
Persons authorized to receive notices and communications: Lishan Aklog, M.D., 360 MADISON AVENUE, 25TH FLOOR, NEW YORK, New York (NY), 10017, 917-813-1828

## Reporting persons
- PAVmed Inc. (CIK 0001624326): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 38,816,903; sole dispositive power 31,302,444; aggregate amount beneficially owned 38,816,903 (27.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Lucid Diagnostics Inc.
Address of issuer's principal executive offices: 360 MADISON AVENUE, 360 MADISON AVENUE, NEW YORK, New York (NY), 10017
Comment: This Amendment No. 6 (this "Amendment") to the Schedule 13D that was originally filed on October 27, 2021 and was previously amended on December 2, 2022, February 2, 2024, February 20, 2024, December 12, 2024 and October 10, 2025 (as amended to date, this "Schedule 13D"), is filed on behalf of PAVmed Inc., a Delaware corporation (the "Reporting Person"), with respect to the common stock, par value $0.001 per share ("Common Stock"), of Lucid Diagnostics Inc. (the "Issuer"). Except as modified or supplemented by this Amendment, the Schedule 13D as in effect prior to this Amendment remains unchanged. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule 13D as in effect prior to this Amendment.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person is the parent company of the Issuer. As a result of its ability to vote 27.5% of the Common Stock (and an estimated 26.3% of all the capital stock of the Issuer), the Reporting Person has the power to significantly influence the election of directors and all other matters that would require the vote of the outstanding shares of capital stock of the Issuer. Subject to the restrictions on transfer described in Item 6, the Reporting Person or any of the Principals, respectively, may acquire additional securities of the Issuer and may sell all or a portion of the securities then held in the open market or in privately negotiated transactions, although none of the Reporting Person or the Principals has any present intention to acquire or sell any securities of the Issuer except as described in Item 6 (including pursuant to the Amendment Agreement described in such item). Each of the Reporting Person and each of the Principals, respectively, intends to review its ownership of the Issuer on a continuing basis. Any actions the Reporting Person or any Principal might undertake with respect to the Common Stock may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments relating to the Reporting Person, the Principals and/or the Issuer.

Other than as described above, and except in accordance with the Reporting Person's role as the parent company of the Issuer and the Principals' roles as officers and directors of the Reporting Person and the Issuer, the Reporting Person and Principals do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Reporting Person:
38,816,903 shares, 27.5%

Lishan Aklog, M.D., Chairman of the Board and Chief Executive Officer of the Reporting Person:
1,541,627 shares, 1.1%

Dennis McGrath, President and Chief Financial Officer of the Reporting Person:
1,393,569 shares, 1.0%

Shaun O'Neil, Chief Operating Officer of the Reporting Person:
876,763 shares, 0.6%

Michael Gordon, General Counsel of the Reporting Person:
900,000 shares, 0.6%

Michael Glennon, Director of the Reporting Person:
422,432 shares, 0.3%

Sundeep Agrawal, M.D., Director of the Reporting Person:
0 shares, 0.0%

Timothy Baxter, Director of the Reporting Person:
0 shares, 0.0%

Ronald Sparks, Director of the Reporting Person:
543,960 shares, 0.4%

Debra White, Director of the Reporting Person:
480,300 shares, 0.3%
Number of shares as to which each person has sole or shared power to vote or dispose:
Reporting Person:
Sole voting power: 38,816,903 shares
Sole dispositive power: 31,302,444 shares
Shared voting and dispositive power: 0 shares

Dr. Aklog:
Sole voting power: 0 shares
Sole dispositive power: 1,541,627 shares
Shared voting and dispositive power: 0 shares

Mr. McGrath:
Sole voting power: 0 shares
Sole dispositive power: 1,393,569 shares
Shared voting and dispositive power: 0 shares

Mr. O'Neil:
Sole voting power: 0 shares
Sole dispositive power: 876,763 shares
Shared voting and dispositive power: 0 shares

Mr. Gordon:
Sole voting power: 0 shares
Sole dispositive power: 900,000 shares
Shared voting and dispositive power: 0 shares

Mr. Glennon:
Sole voting and dispositive power: 422,432 shares
Shared voting and dispositive power: 0 shares

Dr. Agrawal:
Sole voting and dispositive power: 0 shares
Shared voting and dispositive power: 0 shares

Mr. Baxter:
Sole voting and dispositive power: 0 shares
Shared voting and dispositive power: 0 shares

Mr. Sparks:
Sole voting and dispositive power: 543,960 shares
Shared voting and dispositive power: 0 shares

Ms. White:
Sole voting and dispositive power: 480,300 shares
Shared voting and dispositive power: 0 shares
Transactions in the class effected during the past sixty days: None, except as described in Item 6 below.
Other persons with the right to receive dividends or sale proceeds: None, except the holders of the shares of Common Stock covered by the voting proxies described in Item 6 have the right to receive dividends thereon and proceeds from the sale thereof.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person entered into an Amendment Agreement, dated February 3, 2026 (the "Amendment Agreement"), with the holder (the "Holder") of the amended and restated senior secured convertible promissory note issued by the Reporting Person to the Holder on February 3, 2026 (the "2026 Note"). Under the Amendment Agreement, among other things, the Reporting Person granted the Holder the right to receive from the Reporting Person 300,000 shares of Issuer's common stock (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events), upon the earliest of (x) February 3, 2029, the maturity date of the 2026 Note, (y) the date the 2026 Note no longer remains outstanding and (z) such earlier date as the Reporting Person shall notify the Holder in writing, subject to the beneficial ownership limitation described in the Amendment Agreement.

The Reporting Person entered into an agreement, dated as of October 9, 2025 ("Voting Agreement"), with a stockholder of the Issuer, pursuant to which such stockholder granted the Reporting Person a voting proxy over the shares of the Issuer's capital stock owned by such person, covering shares of Common Stock representing 3,177,500 votes and other shares of capital stock representing 4,063,286 votes. The Reporting Person previously entered into voting agreements with certain of the officers of the Issuer, covering shares of Common Stock representing 4,336,959 votes.

The Reporting Person also is party to (i) a security and pledge agreement with the Holder, dated as of April 4, 2022 (the "Security and Pledge Agreement"), (ii) a management services agreement with the Issuer, dated as of May 12, 2018, as amended from time to time (the "MSA"), and (iii) a payroll and benefit expense reimbursement agreement with the Issuer, dated as of November 30, 2022, as amended from time to time (the "PBERA"), each of which contain obligations relating to the acquisition, transfer or voting of the Common Stock. In addition, the Reporting Person undertook certain voting obligations in connection with the sale by the Issuer of convertible notes pursuant to a securities purchase agreement, dated as of November 12, 2024 (the "Issuer Note SPA"). The Security and Pledge Agreement is described in the Reporting Person's Current Report on Form 8-K filed on April 4, 2022, the MSA and PBERA are described in the Issuer's Annual Report on Form 10-K filed on March 24, 2025, and the obligations in connection with the Issuer Note SPA are described in Amendment No. 4 to this Schedule 13D filed on December 12, 2024, and such descriptions are incorporated herein by reference.

Certain of the Principals have been granted restricted stock and/or stock option awards as compensation by the Issuer, which awards provide for the acquisition of Common Stock in the case of the options, and which awards are subject to vesting and restrictions on transfer, all pursuant to the applicable award agreement.

The foregoing summaries of the Voting Agreements, Security and Pledge Agreement, MSA, PBERA and Amendment Agreement are qualified in their entirety by reference to the full text of the agreements, which are attached or incorporated by reference as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Form of Voting Agreement (https://www.sec.gov/Archives/edgar/data/1624326/000149315225017859/ex99-1.htm)
99.2 Security and Pledge Agreement
(https://www.sec.gov/Archives/edgar/data/0001624326/000149315222009057/ex10-2.htm)
99.3.1 MSA
(https://www.sec.gov/Archives/edgar/data/1799011/000149315221024865/ex10-4_1.htm)
99.3.2 Eight Amendment to MSA
(https://www.sec.gov/Archives/edgar/data/1799011/000149315224011161/ex10-4_9.htm)
99.3.3 Ninth Amendment to MSA
(https://www.sec.gov/Archives/edgar/data/1799011/000149315224031168/ex10-2.htm)
99.4 PBERA
(https://www.sec.gov/Archives/edgar/data/1799011/000149315222034355/ex10-2.htm)
99.5 Form of Amendment Agreement
(https://www.sec.gov/Archives/edgar/data/1624326/000149315226005023/ex10-1.htm)

## Signatures
- PAVmed Inc.: /s/ Lishan Aklog, M.D., Lishan Aklog, M.D. (02/09/2026)